www.americandairyinc.com	www.feihe.com

June 16, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	American Dairy, Inc.
Registration Statement on Form S-l, As Amended
Filed May 28, 2009
File No. 333-158777

Dear Mr. Schwall:

American Dairy, Inc. (together with its subsidiaries, the “Company”) submits this letter in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-l filed April 24, 2009, as amended by Amendment No. 1 thereto filed on May 28, 2009 (“Amendment No. 1”), the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (the “Form 10-Q”), as set forth in your letter to Jonathan H. Chou dated June 12, 2009.  The Company is filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) in response to the Staff’s comments.  Please note that Amendment No. 2 also includes other updates to the Company’s disclosures and internal conforming changes.  For your convenience, the paragraphs in bold below restate the numbered paragraphs in the Staff’s comment letter.  The discussion below each such paragraph is the Company’s response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
The staff acknowledges your intention to amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the fiscal quarter ended March 31, 2009 to include conforming changes made to your current Form S-l, upon completion of our review. Therefore, we have addressed our further comments below under cover of your current Form S-l.

Company Response:  The Company acknowledges the Staff’s comment and reconfirms its intention to amend the Form 10-K and the Form 10-Q.

Letter to H. Roger Schwall

Form S-l/A-1 Filed May 28, 2009

New Accounting Pronouncements, page 24

2.
We note from your response to prior comment number four that “no accounting standards adopted in 2009 will require retrospective application to the Company’s financial statements for prior fiscal years.”  However, the staff notes you adopted FAS 160 and FSP APB 14-1, which require retrospective application.  The staff believes that once a company has adopted any guidance requiring retrospective application, Item 11(a) of Form S-l requires a registrant to recast its prior period annual financial statements that are included or incorporated by reference into a registration statement to reflect the retrospective application.  Please note that, consistent with other reporting issues, registrants can consider materiality in this assessment.  Based on this information, please reconsider our prior comment number four, as follows:

Please explain to us whether or not the adoption of accounting standards in 2009 requires retrospective application to prior fiscal years.  If this is the case, please file the financial statements reported in your Form 10-K for the fiscal year ended December 31, 2008 with the retrospective application of the accounting standards adopted in 2009 that require retrospective application on Form 8-K under Item 8.01.  This Form 8-K should then be incorporated into your registration statement(s).

Company Response:  In response to the Staff’s comment:

(a)
With respect to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51,” the Company respectfully submits that the amount of the noncontrolling interest and net income attributed to the noncontrolling interest is immaterial in relation to total equity and total consolidated net income for all periods presented.  Related disclosure requirements are either not applicable or would provide minimal additional information.  Accordingly, the Company respectfully submits that retrospective application is unnecessary.

(b)
With respect to the adoption of Financial Accounting Standards Board Staff Position Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”), the Company has concluded that its convertible debt instruments contain an embedded conversion option required to be separately accounted for as a derivative under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  Accordingly, as specified in paragraph 3 of FSP APB 14-1, the Company respectfully submits that FSP APB 14-1 does not apply to the Company.

Letter to H. Roger Schwall

3.
We note from your response to prior comment number 11 that your adoption of FSP APB 14-1 “did not have a significant impact” on your financial statements.  Based on your response, please explain to us the nature of the impact to your financial statements upon adoption of this guidance.

Company Response:  In response to the Staff’s comments, the Company has reevaluated its disclosure under the heading “New Accounting Pronouncements,” previously on page 24 and in Note 2 to its unaudited interim financial statements on page F-39 of Amendment No. 1, regarding the adoption of FSP APB 14-1.  Since, as the Company explained in its response to Comment 2 above, the Company has concluded that FSP APB 14-1 does not apply to the Company, in Amendment No. 2 the Company has excluded the discussion of the adoption of FSP APB 14-1.

Ausnutria Transaction, page 22

4.
We note the additional disclosure you included in response to our prior comment number seven that “To resolve the incomplete transactions regarding Ausnutria, on December 16, 2008, we signed a letter of intent to sell all of the business activities and operations of Moveup.  Accordingly, the prior transactions to acquire Ausnutria were effectively cancelled and Moveup is reflected in our consolidated financial statements as discontinuing operations.”  Please expand your disclosure further to clarify why the sale of all of the business activities and operations of Moveup was necessary to “resolve the incomplete transactions regarding Ausnutria.”  In this regard, the staff notes the additional information provided in your response to prior comment number eight.

Company Response:  The Company respectfully advises the Staff that Heilongjiang Moveup Co., Limited (“Moveup”) was formed to serve as an acquisition vehicle in connection with the Company’s proposed acquisition (the “Ausnutria Transaction”) of the outstanding equity interest in Ausnutria Dairy (Hunan) Company Ltd. (“Ausnutria”).  As described under the heading “Ausnutria Transaction” on pages 22-23 of Amendment No. 2, the Company made several efforts throughout 2007 and 2008 to close the Ausnutria Transaction.  The Company respectfully advises the Staff that merger and acquisition transactions in the People’s Republic of China (the “PRC”), such as the Ausnutria Transaction, often require various government consents, approvals and registrations from a number of different agencies.  Although Moveup had obtained certain preliminary government approvals in connection with the Ausnutria Transaction, other government approvals had not been obtained, and the sellers failed to comply with certain closing conditions under the equity purchase agreement.  Eventually, the Company and Ausnutria’s owners agreed to unwind the transaction.  In considering an orderly way to do so under PRC law, the parties concluded that it would be more efficient to sell Moveup and to transfer Moveup’s preliminary government approvals to Ausnutria’s parent company, rather than attempt to have the applicable government authorities cancel the approvals granted to Moveup.  In addition, the Company respectfully advises the Staff that selling Moveup provided an orderly mechanism for returning to the Company the approximately $31 million in consideration it had paid to Ausnutria in 2007 and 2008, plus an amount reflecting a settlement from Ausnutria’s owners for their failure to complete the Ausnutria Transaction.

Letter to H. Roger Schwall

In response to the Staff’s comment, the Company has revised its disclosure on pages 22-23, F-19, and F-41 of Amendment No. 2 to indicate that Moveup had obtained certain preliminary approvals, and that the Company signed a letter of intent to sell all of the business activities and operations of Moveup to provide an orderly mechanism to unwind the Ausnutria Transaction and to return to the Company the consideration it had paid to Ausnutria, plus an amount reflecting a settlement from Ausnutria’s owners for their failure to complete the Ausnutria Transaction.  The Company respectfully submits that further revisions to its disclosure are not necessary to understand the Ausnutria Transaction or its implications on the Company’s business.

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2 and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment No. 2 or the Company’s other filings, please feel free to contact me by phone at 86 10 8457 4688 or via email at jhc@americandairyinc.com.

Very truly yours,

/s/ Jonathon H. Chou

Jonathon H. Chou
Chief Financial Officer

cc:	Sean Donahue (SEC)
Jill Davis (SEC)
Jennifer O’Brien (SEC)
Michael Karney (SEC)
Matt Adler (DLA Piper)